SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 10/6

Exemption No.82-5129

[Translation]

THE 55TH FISCAL PERIOD

SUMMARY OF INTERIM REPORT

(FEBRUARY 1, 2005 THROUGH JULY 31, 2005)

1-88, Oyodonaka 1-chome, Kita-ku, Osaka

Sekisui House, Ltd.

To Our Shareholders (Business Results)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2005.

Change in Achievements

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2005.

Financial Statements (Consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2005.

Financial Statements (Non-consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2005.

Exemption No.82-5129

Matters Related to Shares (as of July 31, 2005)

Total number of shares

Total number of shares that the company is authorized to issue	1,978,281,000
Total number of shares issued	709,385,078
Number of shareholders at end of period	35,684
Number of shares held per person	19,880

Principal shareholders (top ten shareholders)

Shareholders	Number of shares held	Share holding ratio (%)
Sekisui Chemical Co., Ltd.	102,168,727 shares	14.40
Japan Trustee Services Bank, Ltd. (Trust account)	38,156,000	5.38
The Master Trust Bank of Japan,Ltd.(Trust account)	31,192,000	4.40
Hero & Co.	28,887,900	4.07
Nomura Securities Co., Ltd.	19,679,000	2.77
The Dai-ichi Mutual Life Insurance Company	16,158,730	2.28
The Chase Manhattan Bank, N.A. London	15,072,716	2.12
Employees' Stockholding	12,040,834	1.70
State Street Bank and Trust Company 505103	12,034,405	1.70
UFJ Bank, Limited	10,923,920	1.54

*Treasury stock of 42,922,282 shares (6.05%), which Sekisui House, Ltd. owns, is not include in the above table.

Distribution of shares by possession number

Not less than	1,000,000 shares	82 holders	563,366,478 shares	79.42%
Not less than	100,000 shares	226	73,680,882	10.39
Not less than	10,000 shares	1,139	28,816,093	4.06
Not less than	5,000 shares	1,534	9,572,148	1.35
Not less than	1,000 shares	18,758	30,743,589	4.33
Less than	1,000 shares	13,945	3,205,888	0.45
Total		35,684	709,385,078	100.00

By-holder distribution of shares

Financial institutions	167 holders	207,507,191 shares	29.25 %
Securities agencies	44	22,831,729	3.22
Other corporations	1,047	129,085,623	18.20
Foreigners	429	230,403,432	32.48
Individuals and others	33,997	119,557,103	16.85
Total	35,684	709,385,078	100.00

By-district distribution of shares

Japan	Hokkaido	347 Holders	977,339 shares
	Tohoku	774	2,620,954
	Kanto	11,205	260,381,720
	Chubu	6,136	22,872,313
	Kinki	12,504	204,607,531
	Chugoku	1,863	3,698,839
	Shikoku	1,074	2,649,261
	Kyushu	1,359	7,333,589
Overseas		422	204,243,532
Total		35,684	709,385,078

Principal Business Locations

Head Office	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Tokyo Administration Office	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Tohoku Sales Administration Headquarters	Lunar Sendai 2-15-1, Hon-cho, Aoba-ku, Sendai, Miyagi
Tokyo Sales Administration Headquarters	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	SS Building 85-3, Kawakami-cho, Totsuka-ku, Yokohama, Kanagawa
Saitama Sales Administration Headquarters	Sonic City Building 1-7-5, Sakuragi-cho, Omiya-ku, Saitama, Saitama
Kanto Daiichi Sales Administration Headquarters	Sen City Tower 1000, Shinmachi, Chuo-ku, Chiba, Chiba
Kanto Daini Sales Administration Headquarters	MEIJIYASUDASEIMEI Building 2-1-5, Odori, Utsunomiya, Tochigi
Chubu Daiichi Sales Administration Headquarters	Nadya Park Business Center Building 3-18-1, Sakae, Naka-ku, Nagoya, Aichi
Chubu Daini Sales Administration Headquarters	Southpot Shizuoka 18-1, Minami-cho, Suruga-ku, Shizuoka, Shizuoka
Hokuriku Sales Administration Headquarters	Porte Kanazawa 2-15-1, Honmachi, Kanazawa, Ishikawa
Kansai Daiichi Sales Administration Headquarters	Umeda Sky Building Garden Six 1-1-93, Oyodonaka, Kita-ku, Osaka
Kansai Daini Sales Administration Headquarters	Urbanex Oike Building West 358, Umeya-cho, Karasuma-Oike, Nakagyo-ku, Kyoto, Kyoto
Hyogo Sales Administration Headquarters	Sannomiya Building South 7-1-15, Miyukidori, Chuo-ku, Kobe, Hyogo
Chugoku Sales Administration Headquarters	TAKEDA YAKUHIN Hiroshima Building, 1-25, Komachi, Naka-ku, Hiroshima, Hiroshima
Shikoku Sales Administration Headquarters	1019-1, Muroshinmachi, Takamatsu, Kagawa
Kyushu Sales Administration Headquarters	Hakata Ekimae Business Center 3-25-21, Hakata Ekimae, Hakata-ku, Fukuoka, Fukuoka
Tokken Building Projects Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Condominium Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
ROKKO-ISLAND-CITY Development Department	East Court 2 1-14, Koyochonaka, Higashinada-ku, Kobe, Hyogo
Development Department	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka

Exemption No.82-5129

Information

Administrative Transfer Agent is to be changed as follows from October 1, 2005, with the merger of The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.

For the Shareholders' Reference (from October 1, 2005)

Closing date of fiscal period	January 31
Month when Ordinary General Meeting of Shareholders is held	April
Record date	Dividend January 31 Interim Dividend July 31
Administrative Transfer Agent	Osaka Corporate Agency Division, Mitsubishi UFJ Trust and Banking Corporation 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502, Japan
Method of Public Notice	Electronically. Provided, however, that if public notice is prevented from being made electronically for any unavoidable event including accidents, public notices shall be given in the *Nihon Keizai Shimbun.*
Stock Exchange Listing	1st section of Tokyo, Osaka and Nagoya Stock Exchange Markets

Request for Buyback Purchase of Shares constituting Less than One Trading Unit

The Company is receiving request from the shareholders who owns shares constituting less than one trading unit (less than 1,000 shares) to sell to the shareholders such number of shares as constitute one unit together with shares less than one trading unit held, in addition to buyback shares constituting less than one trading unit held.

Please make inquiries about the procedures details to Mitsubishi UFJ Trust and Banking Corporation, the transfer agent of the Company.

In case you deposit shares with Japan Securities Depository Center, Inc., please make inquiries to the securities company which you trade with.

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 29, 2005

By: ______________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department